Item 7
 BlackRock Life Limited
 BlackRock Investment Management (UK) Limited
 BlackRock Investment Management (Australia) Limited
 BlackRock Asset Management North Asia Limited
 BlackRock Institutional Trust Company, National Association
 BlackRock Fund Managers Ltd
 BlackRock Investment Management, LLC



*Entity beneficially owns 5% or greater of the outstanding shares of the security class being reported on this
Schedule 13G.